Phillips Nizer LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                  212-977-9700



October 22, 2007

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Brad Skinner
         Mail Stop 7010

         Re:      Legend International Holdings, Inc.
                  Registration Statement on Form SB-2
                  Filed August 3, 2007
                  File No. 333-145082
                  -----------------------------------------

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation ("Legend" or the "Company"), we are filing herewith via Edgar Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form SB-2 ("Form SB-2"). The sole purpose of this Amendment is to remove from registration 900,000 shares of common stock owned by a selling stockholder, at the request of such stockholder. The Company intends to file a further pre-effective amendment to the Registration Statement to respond to the Staff's comment letter dated August 28, 2007, with respect to the Form SB-2, as soon as the Company has completed the preparation of its responses.


    On behalf of the Company we hereby acknowledge the following:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

                                                     Very truly yours,

                                                     /s/ Brian Brodrick

                                                     Brian Brodrick

cc:      Legend International Holdings, Inc.